UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Direct Selling Acquisition Corp.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

25460L103

(CUSIP Number)

December 18, 2023

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Antara Capital Master Fund LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 5,595,494 shares of Class A Common Stock outstanding as of December 31, 2023, based on information provided by the Issuer.

1.	Names of Reporting Persons Antara Capital Fund GP LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 0%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 5,595,494 shares of Class A Common Stock outstanding as of December 31, 2023, based on information provided by the Issuer.

1.	Names of Reporting Persons Antara Capital Total Return SPAC Master Fund LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 0%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 5,595,494 shares of Class A Common Stock outstanding as of December 31, 2023, based on information provided by the Issuer.

1.	Names of Reporting Persons Antara Capital Total Return SPAC Fund GP LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 0%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 5,595,494 shares of Class A Common Stock outstanding as of December 31, 2023, based on information provided by the Issuer.

1.	Names of Reporting Persons Antara Capital LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 0%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 5,595,494 shares of Class A Common Stock outstanding as of December 31, 2023, based on information provided by the Issuer.

1.	Names of Reporting Persons Antara Capital GP LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 0%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 5,595,494 shares of Class A Common Stock outstanding as of December 31, 2023, based on information provided by the Issuer.

1.	Names of Reporting Persons Himanshu Gulati
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 0%(1)
12.	Type of Reporting Person (See Instructions) IN

(1)	Calculated based on 5,595,494 shares of Class A Common Stock outstanding as of December 31, 2023, based on information provided by the Issuer.

Item 1(a).	Name of Issuer

Direct Selling Acquisition Corp. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

5800 Democracy Drive, Plano, TX 75024

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i) Antara Capital Master Fund LP (“Antara Master Fund”)

(ii)  Antara Capital Fund GP LLC (“Antara Fund GP”)

(iii)  Antara Capital Total Return SPAC Master Fund LP (“Antara SPAC Fund”)

(iv) Antara Capital Total Return SPAC Fund GP LLC (“SPAC Fund GP”)

(v)   Antara Capital LP (“Antara Capital”)

(vi) Antara Capital GP LLC (“Antara GP”)

(vii) Himanshu Gulati

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

55 Hudson Yards, 47th Floor, Suite C New York, NY 10001

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Class A Common Stock, $0.0001 par value

Item 2(e).	CUSIP Number

25460L103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.

Ownership

(a)   Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)  Percent of Class:

See responses to Item 11 on each cover page.

(c)   Number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)  Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)  Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv) Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Each of the percentages referenced in this Statement are calculated based on 5,595,494 shares of Common Stock outstanding as of December 31, 2023, based on information provided by the Issuer.

The filing of this Statement shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2024

Antara Capital Master Fund LP

By: Antara Capital Fund GP LLC
Its: General Partner

By:	/s/ Himanshu Gulati
Name: Himanshu Gulati
Title: Sole Member

Antara Capital Fund GP LLC

By:	/s/ Himanshu Gulati
Name: Himanshu Gulati
Title: Sole Member

Antara Capital Total Return SPAC Master Fund LP

By: Antara Capital Total Return SPAC Fund GP LLC
Its: General Partner

By:	/s/ Himanshu Gulati
Name: Himanshu Gulati
Title: Sole Member

Antara Capital Total Return SPAC Fund GP LLC

By:	/s/ Himanshu Gulati
Name: Himanshu Gulati
Title: Sole Member

Antara Capital LP

By: Antara Capital GP LLC
Its: General Partner

By:	/s/ Himanshu Gulati
Name: Himanshu Gulati
Title: Sole Member

Antara Capital GP LLC

By:	/s/ Himanshu Gulati
Name: Himanshu Gulati
Title: Sole Member

/s/ Himanshu Gulati
Himanshu Gulati

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of May 13, 2024.